GHN Agrispan Holding Company
402 M, No. 16 Xinfeng 3rd Road,
Xiamen City, P.R. China 362205

November 16, 2010

Filed Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention:  Mr. Justin Dobbie

Re:	GHN Agrispan Holding Company
Registration Statement on Form S-1 Filed September 30, 2010 File No. 333-169692

Dear Mr. Dobbie:

This letter is being filed in response to a comment letter received from the Staff of the Securities and Exchange Commission by letter dated October 25, 2010 with respect to the above-referenced filing of GHN Agrispan Holding Company (the “Company”).  The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience.

The Company is filing concurrently with this letter Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”).

Selling Stockholders, page 11

1.	Please refer to the last sentence in the second full paragraph on page 11 and revise your disclosure to state that the selling stockholders are underwriters.

The requested revisions have been made in the Amendment.

Incorporation of Certain Information by Reference, page 14

2.	Please revise your disclosure to list specifically all documents that are filed pursuant to various sections of the Securities Exchange Act of 1934 and incorporated by reference to your prospectus.

The requested revisions have been made in the Amendment.

Mr. Justin Dobbie November 16, 2010 Page 2

Exhibit Index, page II -5

3.	Please revise your exhibit index to include all of your material contracts. We note, for example, Exhibit 10.1 to the Form 8-K filed on October 1, 2010.

The requested revisions have been made in the Amendment.

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In connection with responding to the Staff’s comments, the Company hereby acknowledges:

•	Staff comments or changes to disclosure in response to comments from SEC Staff do not foreclose the SEC from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this filing to our outside legal counsel, Allen Z. Sussman, Esq. at (213) 457-8030, facsimile (213) 457-8080.

Sincerely, /s/ Xu Yizhen Xu Yizhen